Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

IMPORTANT: Contact with Clients and Prospects Related to TD Ameritrade Announcement

We expect that Schwab professionals may receive questions from current clients, prospects or TD Ameritrade clients about the acquisition announced on November 25. Below is information to help with your interactions.

Guidelines

Given the transaction requires regulatory and stockholder approval, it is critical client-facing professionals follow the guidelines below:

Questions about the Transaction
Professionals should not address specific questions about the transaction. Please refer any client/prospect questions about the transaction to the press release and public FAQs at www.AboutSchwab.com/announcement.

Client/Prospect Inquiries
Professionals should assist prospects and clients with any investing needs as they normally would. If a TD Ameritrade client asks about moving account(s) to Schwab, you may proceed to assist the client using normal new business and account opening procedures. There are no special promotions or incentives related to this transaction.

Social Media
Professionals participating in SNAP or any of the company’s social media programs should follow normal procedures for responding to client or general public inquiries. Do not post, share, like or comment on the announcement or subsequent media coverage via any social channels.

FAQs

Q.	How will this impact clients?

A:	There is no immediate impact for clients of either firm. Until the transaction is complete, the two firms remain separate entities, and we will continue to operate our businesses as usual.

Q.	How will this impact independent Registered Investment Advisors who custody client accounts at both firms? Will advisors who utilize TD Ameritrade’s platform be required to move to Schwab’s technology platform, or vice versa?

A:	There is no immediate impact. Until the transaction is complete, the two firms remain separate entities, and we will continue to operate our businesses as usual. At this point, there has been no determination as to how the two firms’ various platforms and tools will be combined.

Q.	Does this affect the USAA acquisition?

A:	This transaction should have no effect on the USAA transaction.

Link to More Information

Press release and Public FAQ available at www.AboutSchwab.com/announcement.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab at investor.relations@schwab.com or TD Ameritrade at (800) 669-3900.

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019, February 19, 2019 and November 25, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.